Mail Stop 4561
via fax (214) 292-8407

October 09, 2008

P. Morgan McCune
President and CEO
Triple A Medical, Inc.
604 Creekview
Ovilla, TX 75154

> **Re:** **Triple A. Medical**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed on April 10, 2008**
> **Forms 10Q for the Quarter Ended March 31, 2008 and June 30, 2008**
> **Filed on May 15, 2008 and August 18, 2008, respectively**
> **File No.: 333-142979**

Dear Mr. McCune:

We have reviewed the above-referenced filings and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 9A. Evaluation of Disclosure Controls and Procedures

1. We note your disclosure that your "controls and procedures are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the "Act") is

accumulated and communicated to the issuer's management, including its
principal executive and principal financial officers, or persons performing similar
functions, as appropriate to allow timely decisions regarding required disclosure."
This reference is more limited than what is called for under Rule 13a-15(e) of the
Exchange Act and does not include the complete definition of disclosure controls
and procedures. The rule also requires that the disclosure controls and procedures
be designed "to ensure that information required to be disclosed by the issuer in
the reports that it files or submits under the Act (15 U.S.C. 78a et seq.) is
recorded, processed, summarized and reported, within the time periods specified
in the Commission's rules and forms." Please confirm, if true, that (1) the scope
of disclosure controls and procedures for the relevant periods correspond in all
respects to the definition of disclosure controls and procedures in Rule 13a-15(e)
and (2) that you will amend your periodic reports to either recite the entire
definition or clearly indicate that the evaluation was made with respect to
disclosure controls and procedures as defined in the rule.

Exhibits 31.1 and 31.2

2.   We note that the certifications included in your December 31, 2007 Form 10-K
        and your March 31, 2008 and June 30, 2008 Forms10-Q do not include all of the
        required disclosures set forth in Exhibit 601(b)(31) of Regulation S-K. Please
        amend your Form 10-K and Forms 10-Q to include certifications that comply with
        Exchange Act Rules 13a-14(a) and 15d-14(a) to include the exact form set forth
        in Item 601(b)(31) of Regulation S-K. Specifically, please revise your disclosures
        as follows:
        - Please revise your certifications in your Form 10-K to refer to your report on
          Form 10-K rather than your "quarterly report" on Form 10-K;
        - We note that the identification of the certifying individual at the beginning of
          each of the certifications required by Exchange Act Rule 13a-14(a) in your
          Form 10-K also includes the title of the certifying individual. The
          identification of the certifying individual at the beginning of the certifications
          should be revised so as not to include the individual's title;
        - Please revise paragraph 4 in your Form 10-K and Forms 10-Q to indicate that
          the certifying officers are responsible for establishing and maintaining internal
          control over financial reporting as defined in Exchange Act rule 13a-15(f) and
          15d-15(f), and;
        - Please include a statement (as item (b) under paragraph 4) that the certifying
          officers have "designed such internal control over financial reporting, or
          caused such internal control over financial reporting to be designed under our
          supervision, to provide reasonable assurance regarding the reliability of
          financial reporting and the preparation of financial statements for external
          purposes in accordance with generally accepted accounting principles."

Please be advised that you may file abbreviated amendments of your periodic reports that consist of a cover page, explanatory note, and your revised certifications and your revised evaluation of disclosure controls and procedures.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comment.

Sincerely,

Kathleen Collins
Accounting Branch Chief